# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IQSTEL, Inc., CIK 0001527702
CUSIP: 46265G206
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 300 ARAGON AVENUE, SUITE 375, CORAL GABLES, Florida (FL), 33134
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002035794

## Reporting persons
- M2B Funding Corp.: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 264,980; shared voting power 0; sole dispositive power 264,980; shared dispositive power 0; aggregate amount beneficially owned 264,980 (9.2% of the class)
  Comment: Represents 9.2% of post-issuance shares of common stock of the Issuer (2,894,847 issued and outstanding shares of common stock as of May 15, 2025), which 9.99% is the contractual limit of the shares of common stock of the Issuer that the reporting person may beneficially own.

## Item 1. Issuer
Name of issuer: IQSTEL, Inc.
Address of issuer's principal executive offices: 300 ARAGON AVENUE, SUITE 375 CORAL GABLES FL 33134

## Item 2. Person Filing
Name of person filing: M2B Funding Corp.
Address of principal business office or, if none, residence: 66 W. Flagler Street, Suite 900, Miami, Florida 33130
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 264,980 shares Common Stock
Percent of class: 9.2
Sole power to vote or to direct the vote: 9.99% of the outstanding shares of common stock
Shared power to vote or to direct the vote: NA
Sole power to dispose or to direct the disposition: 9.99% of the outstanding shares of common stock
Shared power to dispose or to direct the disposition: Represents 9.2% of post-issuance shares of common stock of the Issuer (2,894,847 issued and outstanding shares of common stock as of May 15, 2025), which 9.99% is the contractual limit of the shares of common stock of the Issuer that the reporting person may beneficially own.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- M2B Funding Corp.: /s/ Daniel Kordash, President (06/03/2025)